CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
June 15, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 3, 2010 Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 2, 2010 (the “Comment Letter”) concerning the above-referenced Form 10-K and Form 10-Q. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
     Please be advised that we are requesting confidential treatment of portions of this letter (the “Confidential Portions”), included in connection with the Freedom of Information Act, and have submitted a separate letter in connection with that request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”). In accordance with the Rule, the Confidential Portions are being submitted to you separately.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 2 — Acquisitions and Dispositions, page F-17
1.	As mentioned in your response to comment one, please provide a detailed analysis on your consideration of the Green Bay stations as well as provisions of the LMA agreement under FASB ASC 810, specifically whether the stations are considered a variable interest entity and if so, the determination of the primary beneficiary. Please provide this analysis both prior to and after the amendment to the standard under Accounting Standards Update No. 2009-17. In addition please provide the business rationale for the structure of this transaction.

Mr. Larry Spirgel
June 15, 2010

     RESPONSE:
Analysis prior to Accounting Standards Update No. 2009-17
     We reviewed the model set forth in ASC 810 in conjunction with our accounting of the Green Bay acquisition completed during the second quarter of 2009 to determine whether the Green Bay stations should have been consolidated as a variable interest entity (a “VIE”) and, if so, who would be the primary beneficiary and, ultimately, whether we needed to consolidate the Green Bay stations.
     In accordance with the terms of the Green Bay LMA, we pay a fixed fee in return for the right to operate the stations, similar to an operating lease. In exchange, we keep all the profits and fund any losses generated from the stations’ operations and as such we are exposed to the profits and losses of the stations. We concluded it is this exposure to the future profits and losses under the LMA agreements that constitute a variable interest in accordance with ASC 810.
     The five Green Bay stations exchanged reside in two separate and wholly-owned legal entities of Clear Channel Communications: three stations are owned by Jacor Broadcasting Corporation (“Jacor”) and two stations are owned by Citicasters Corporation (“Citicasters”) (as discussed below, within Citicasters Corporation, Citicasters Licensing, Inc. (“Citicasters Licensing”) holds the FCC licenses while Citicasters holds the other assets). There are approximately 20 stations in Jacor and approximately 160 stations in Citicasters.
     Please see below for a detailed summary of the methodology we used to complete our analysis:
Is the counterparty an “entity”?
     As described in ASC 810-10-20, an “entity” is any legal structure used to conduct activities or to hold assets. As subsidiaries of Clear Channel Communications, both Citicasters and Jacor own and operate radio station assets. Citicasters Licensing, another subsidiary of Clear Channel, holds the FCC licenses of Citicasters (Jacor holds its own FCC licenses). We concluded, therefore, that each of Citicasters Licenses, Citicasters and Jacor constitute “entities” under ASC 810.
Is the entity eligible for a business scope exception?
     For this analysis we examined each entity separately. We determined that Jacor qualifies for a scope exception pursuant ASC 810-15-17 (formerly paragraph 4(h) of FIN

Mr. Larry Spirgel
June 15, 2010

46R) based on the following. Jacor constitutes a “business”—“an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” On the other hand, we concluded that neither Citicasters nor Citicasters Licensing qualifies, given that the radio station assets are split among the two entities.
     Upon concluding that Jacor was a business we noted that for the scope exception to be applicable, none of the following four criteria could be present:
1.	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. As the reporting enterprise, neither we nor any of our related parties were involved in the design or redesign of Jacor or had any inputs into its capital or governance structure, and we do not believe that providing programming to 3 of 20 Jacor stations constitutes significant participation. Pursuant to the guidance set forth in ASC 810-10-25, neither we nor any of our related parties were acting as de facto agents of Jacor.

2.	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties. Jacor is not designed so that substantially all of its activities either involve or are conducted on our or any of our related parties’ behalf.

3.	The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity. Neither we nor our related parties provide more than half of the total equity, subordinated debt, or other form of subordinated financial support to Jacor.

4.	The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. Jacor’s activities are not primarily related to securitizations or other forms of asset-backed financing or single-lessee leasing arrangements.
     Based on the above analysis we concluded that we qualified for a scope exception with respect to Jacor. Moreover, even if Jacor were to be considered a variable interest to us, we would not be the primary beneficiary, given Jacor is a wholly owned subsidiary of Clear Channel Communications and we are operating only 3 of approximately 20 radio stations. As such, our variable interest in Jacor would not be substantial enough to absorb the majority of the expected losses as required by ASC 810-10-25 and therefore, would preclude us from being the primary beneficiary.

Mr. Larry Spirgel
June 15, 2010

     As mentioned above, we concluded that neither Citicasters nor Citicasters Licensing qualify for the scope exception. As a result, we continued our analysis with regard to those two entities, as discussed below.
Does the reporting enterprise have a variable interest in the entity?
     We noted a variable interest results from an economic arrangement that gives an enterprise the right to the economic risks and/or rewards of the entity. The economic arrangements in this instance are the written put option and the LMA of the three stations associated with Citicasters/Citicasters Licensing.
     Consider the appropriate determination date and the equity investment at risk.
     The appropriate determination date is the closing date of the transaction, April 10, 2009. We have no equity at risk; all the equity at risk is held by Clear Channel.
     Determine if the equity investment at risk has any of the five characteristics of a VIE.
     While we are unable to ascertain whether Citicasters or Citicasters Licensing meet any of the five characteristics of a VIE since all the equity at risk is held by Clear Channel, for simplicity in our analysis we concluded Citicasters and Citicasters Licensing may be VIEs and proceeded to the next step in the VIE analysis.
     Determine which enterprise is the primary beneficiary (i.e., which enterprise should consolidate the VIE.
     We do not have any additional variable interests that should be combined with related parties or de facto agents.
     We are operating only 2 of the approximately 160 radio stations associated with Citicasters/Citicasters Licensing under the LMA. Additionally, there are two questions raised by ASC 810 regarding whether the reporting enterprise is the primary beneficiary:
1.	Is the reporting enterprise (including its related parties and de facto agents) obligated to absorb the majority (>50%) of the VIE’s expected losses?

2.	Does the reporting enterprise (including its related parties and de facto agents) have the right to receive the majority (>50%) of the VIE’s expected residual returns?
     The answer to both questions above is no, based on a qualitative assessment of the number of stations/businesses and value in Citicasters/Citicasters Licensing.

Mr. Larry Spirgel
June 15, 2010

Conclusion
     Based on the answers to the above questions we determined that we were not the primary beneficiary with respect to Citicasters/Citicasters Licensing.
Analysis subsequent to Accounting Standards Update No. 2009-17
     Upon adoption of ASU No. 2009-17, we essentially employed the same methodology used to determine the proper accounting treatment of the Green Bay stations under ASC 810 prior to the update becoming effective. As previously mentioned, the Green Bay stations are located within Clear Channel legal entities that own numerous and in some cases hundreds of other stations. With respect to assessing whether one entity’s ownership interest in another entity qualifies as a variable interest, ASU 2009-17 states the following: “...variable interest in specified assets shall be deemed to be a variable interest in the entity if the fair value of the specified assets is more than half of the total fair value of the entity’s assets or if the holder has another variable interest in the entity as a whole.” The Green Bay radio station assets and the Option to purchase the stations represent the only interests we have in Citicasters/Citicasters Licensing and Jacor, the entities in which these markets reside, which constitute materially less than 50% of the total fair value of the assets contained within those two individual entities.
     We gave additional consideration as to whether the entity represented a “silo,” or a VIE within a VIE. Specifically, we considered whether the variable interest in specified assets constituted a silo, noting that the remainder of the legal entity would have to be a VIE. However, the expected revenues from the specified assets (i.e. the radio stations) were not the sole source of cashflow used to pay for the liabilities associated with the entities. As such, we concluded that due to the material number of stations held by each entity, our interests in a limited subset of those stations did not meet the criteria to be considered silos.
Conclusion
Based on the above analysis, we determined that we were not the primary beneficiary with respect to Citicasters/Citicasters Licensing or Jacor.
Note 6 — Derivative Financial Instruments, page F-24
Green Bay Option. page F-25
2.	You have cited S99-4 of ASC 815-10 in response to comment two. We believe this guidance is generally applicable to free standing written options, and not embedded options. Please advise as to why you believe this guidance is applicable for the embedded put option.

Mr. Larry Spirgel
June 15, 2010

     RESPONSE:
     When considering the accounting for the put option, we took into account the economic substance of the arrangement and believed it most appropriate to record the option at its fair value. That is, if the obligation inherent in the put option increases such that we would be required to pay more than fair value for the Green Bay stations, we believe that the increased liability should be immediately reflected as an expense in our financial statements.
     As noted in our prior response to the Staff, we determined that the option was not within the scope of ASC 815-10-15, since it was not net settled. We also note the guidance in ASC 460-10 regarding guarantees and believe it would require that the initial accounting for the put option be at fair value, since we are guaranteeing the value of an asset held by the guaranteed party. However, we determined that the accounting guidance as outlined in S99-4 of ASC 815-10, referring to the Staff’s position on the accounting treatment of written options, would most appropriately reflect the initial and subsequent economic changes inherent in the put option. Furthermore, although the Staff observation was originally made in connection with EITF Issue No. 00-6, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary, we respectfully submit that the Staff’s statement does not appear to limit such guidance to “freestanding instruments.” ASC S99-4 states that “the SEC staff’s longstanding position is that written options initially should be reported at fair value and subsequently marked to fair value through earnings.”
     In conclusion, we believe that marking the liability to fair value each period is more appropriate than maintaining the carry value of the option at its inception-date fair value, as fair value accounting for the option provides our investors with better, more transparent financial information about our obligations. In particular, as the obligation inherent in the written put option with Clear Channel has increased over the past year, we believe that reflecting the increase in the liability and associated income statement charges in our financial statements most appropriately reflects the economic position of the liability for our investors.
Form 10-Q for the quarterly period ended March 31, 2010
Note 6 — Long-Term Debt, page 13
3.	Please provide the 12 month debt covenant analysis, specifically the amount of debt that you would have to reduce in order to comply with the leverage ratio covenant, and how this compares to the amount that you have currently classified as current.

Mr. Larry Spirgel
June 15, 2010

     RESPONSE: As set forth in our letter to the Staff, dated May 21, 2010, in classifying approximately $567 million of our debt as long-term, we gave careful consideration to the guidance set forth at ASC 470-10-45. Specifically, we prepared a 12-month covenant analysis to forecast future compliance with our financial covenants at any time during the 12-month period ending March 31, 2011 (the “Forecast Period”).
     The credit agreement governing our senior secured credit facilities (as amended to date, the “Credit Agreement”) contains the following current and future financial covenants:
•	Through December 31, 2010, we are required to maintain a minimum trailing twelve month consolidated EBITDA (as defined in the Credit Agreement, herein “TTM EBITDA”) of $62.0 million for the fiscal quarter ending June 30, 2010, $64.0 million for the fiscal quarter ending September 30, 2010, and $66.0 million for fiscal quarter ending December 31, 2010, subject to certain adjustments (the “Minimum EBITDA Covenant”).

•	Through December 31, 2010, we are required to maintain minimum cash on hand (defined as unencumbered consolidated cash and cash equivalents) of at least $7.5 million (the “Minimum Cash Covenant”).

•	Beginning in 2011, as first measured on March 31, 2011, we are required to maintain a maximum total leverage ratio of 6.5:1 (the “Maximum Leverage Covenant”).

•	Beginning in 2011, as first measured on March 31, 2011, we are required to maintain a minimum fixed charge coverage ratio of 1.20:1 (the “Minimum Coverage Covenant”).
     The total leverage ratio and fixed charge coverage ratio covenants are each covenants dependent on our TTM EBITDA, as is, by definition, the minimum TTM EBITDA covenant. Accordingly, our covenant analysis began with constructing a TTM EBITDA model. At December 31, 2009, our TTM EBITDA was approximately $72.5 million, and at March 31, 2010, it was approximately $78.1 million with the primary growth driver being aggressive cost reductions made throughout 2009. Based on our assumptions of modest revenue growth and continued expense containment, our model projected further increases in TTM EBITDA through March 31, 2011. Under the terms of the Credit Agreement, this additional growth in EBITDA would require us to make additional prepayments of debt derived from the calculation of “Excess Cash Flow” (as defined in the Credit Agreement), reducing our total outstanding debt and consequently the total leverage ratio.

Mr. Larry Spirgel
June 15, 2010

     Based on this model, at no point during the Forecast Period would our TTM EBIDTA be below the minimum required by the Minimum EBITDA Covenant. Further, as detailed in the table set forth in Exhibit A, on March 31, 2011, the first measurement date for the Maximum Leverage Covenant and the Minimum Coverage Covenant, we would have a total leverage ratio below the maximum allowed of 6.5x and a fixed charge coverage ratio above the minimum required of 1.2x.
     Our model indicates that we would be required to make aggregate Excess Cash Flow prepayments of approximately $47.8 million during the Forecast Period. This $47.8 million, plus the approximately $6.4 million in contractual payments of principal we are required to make during the Forecast Period, equals approximately $54.2 million, which is the amount of our long-term debt that we classified as short term on our consolidated balance sheet as of March 31, 2010.
     Based upon the aforementioned analysis of the cumulative effects of modestly increased revenue growth, maintenance of prior expense reductions, and further reduction of outstanding debt, we concluded it was at least “probable” that we will be in compliance with all of our financial covenants during the Forecast Period. We also analyzed our projected compliance with the non-financial covenants in the Credit Agreement, and concluded that it was at least “probable” that we would be in compliance with all of our non-financial covenants during the Forecast Period as well. As a result, in accordance with ASC 470-10-45, we classified approximately $569.9 million (excluding $3.2 million in debt discount) of debt as long-term.
* * * * *
     Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ Joseph P. Hannan
Joseph P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

FOIA Confidential Treatment
Requested by Cumulus Media Inc.
Exhibit A
DEBT COVENANT COMPLIANCE ANALYSIS

($ Dollars in millions)
Projected Consolidated Fixed Charges
Consolidated interest expense			$	[*]
Income tax expense paid in cash				[*]
Dividends paid in cash				[*]
Capital expenditures				[*]
Scheduled principal payments				6.4

3-31-2011 Projected total fixed charges	A		$	[*]

Total debt at 3-31-10				$624.1
12 months of projected Excess Cashflow payments				(47.8)
Contractual principal payments				(6.4)

3-31-2011 Projected total debt	B			$569.9

TTM EBITDA	C		$	[*]

			Projected		Required
			March 31, 2011		March 31, 2011

Total fixed charge coverage ratio	(C/A	)		[*]	1.2
Total leverage ratio	(B/C	)		[*]	6.5

[*] Designates information redacted pursuant to a confidential treatment request by Cumulus Media Inc.. Redacted information has been submitted separately to the Securities and Exchange Commission.